Exhibit 2.3

DESCRIPTION OF Securities

This exhibit summarizes the material provisions of ABB Ltd’s (the “Company” or “ABB”) Articles of Incorporation and the Swiss Code of Obligations relating to the shares of ABB Ltd, and ABB Ltd’s Amended  and Restated Deposit Agreement dated May 7, 2001 (the “Deposit Agreement”). The description is only a summary and is qualified in its entirety by ABB Ltd’s Articles of Incorporation, ABB Ltd’s filings with the commercial register of the Canton of Zurich (Switzerland) and Swiss statutory law.

Registration and Business Purpose

ABB Ltd was registered as a corporation (Aktiengesellschaft) in the commercial register of the Canton of Zurich (Switzerland) on March 5, 1999, under the name of “New ABB Ltd” and its name was subsequently changed to “ABB Ltd”.

Our Shares

ABB Ltd’s shares are registered shares (Namenaktien) with a par value of CHF 0.12 each. ABB’s ordinary share capital (including treasury shares) as registered with the Commercial Register amounts to CHF 260,177,791.68, divided into 2,168,148,264 fully paid registered shares with a par value of CHF 0.12 per share.

The shares are fully paid and non‑assessable. The shares rank pari passu in all respects with each other, including in respect of entitlements to dividends, to a share of the liquidation proceeds in the case of a liquidation of ABB Ltd, to advance subscription rights and to pre‑emptive rights.

Each share carries one vote in ABB Ltd’s general shareholders’ meeting. Voting rights may be exercised only after a shareholder has been recorded in ABB Ltd’s share register (Aktienbuch) as a shareholder with voting rights, or with Euroclear Sweden AB in Sweden, which maintains a subregister of ABB Ltd’s share register. Euroclear Sweden AB is an authorized central securities depository under the Swedish Act on Registration of Financial Instruments and carries out, among other things, the duties of registrar for Swedish companies listed on the NASDAQ OMX Stockholm Exchange. Registration with voting rights is subject to the restrictions described in “Transfer of Shares”.

The shares are not issued in certificated form and are held in collective custody at SIX SIS AG. Shareholders do not have the right to request printing and delivery of share certificates (aufgehobener Titeldruck), but may at any time request ABB Ltd to issue a confirmation of the number of registered shares held.

Right to vote

A shareholder may be represented at the Annual General Meeting by its legal representative, by another shareholder with the right to vote or by the independent proxy elected by the shareholders (unabhängiger Stimmrechtsvertreter). If the Company does not have an independent proxy, the Board of Directors shall appoint the independent proxy for the next General Meeting of Shareholders. All shares held by one shareholder may be represented by one representative only.

For practical reasons shareholders must be registered in the share register no later than 6 business days before the general meeting in order to be entitled to vote. Except for the cases described under “Limitations on transferability of shares and nominee registration” below, there are no voting rights restrictions limiting ABB’s shareholders’ rights.

There is no provision in ABB Ltd’s Articles of Incorporation requiring a quorum for the holding of shareholders’ meetings.

Resolutions and elections usually require the approval of an “absolute majority” of the shares represented at a shareholders’ meeting (i.e. a majority of the shares represented at the shareholders’ meeting with abstentions having the effect of votes against the resolution). If the first ballot fails to result in an election and more than one candidate is standing for election, the presiding officer will order a second ballot in which a relative majority (i.e. a majority of the votes) shall be decisive.

A resolution passed with a qualified majority (at least two thirds) of the shares represented at a shareholders’ meeting is required for:

•          a modification of the purpose of ABB Ltd,

•          the creation of shares with increased voting powers,

•          restrictions on the transfer of registered shares and the removal of those restrictions,

•          restrictions on the exercise of the right to vote and the removal of those restrictions,

•          an authorized or conditional increase in share capital,

•          an increase in share capital through the conversion of capital surplus, through an in kind contribution or in exchange for an acquisition of property, and the grant of special benefits,

•          the restriction or denial of pre-emptive rights,

•          a transfer of ABB Ltd’s place of incorporation, and

•          ABB Ltd’s dissolution.

Shareholders’ dividend rights

The unconsolidated statutory financial statements of ABB Ltd are prepared in accordance with Swiss law. Based on these financial statements, dividends may be paid only if ABB Ltd has sufficient distributable profits from previous years or sufficient free reserves to allow the distribution of a dividend. Swiss law requires that ABB Ltd retain at least 5 percent of its annual net profits as legal reserves until these reserves amount to at least 20 percent of ABB Ltd’s share capital. Any net profits remaining in excess of those reserves are at the disposal of the shareholders’ meeting.

Under Swiss law, ABB Ltd may only pay out a dividend if it has been proposed by a shareholder or the Board of Directors and approved at a general meeting of shareholders, and the auditors confirm that the dividend conforms to statutory law and ABB’s Articles of Incorporation. In practice, the shareholders’ meeting usually approves dividends as proposed by the Board of Directors.

Dividends are usually due and payable no earlier than two trading days after the shareholders’ resolution and the ex‑date for dividends is normally two trading days after the shareholders’ resolution approving the dividend. Dividends are paid out to the holders that are registered on the record date. Euroclear administers the payment of those shares registered with it. Under Swiss law, dividends not collected within five years after the due date accrue to ABB Ltd and are allocated to its other reserves. As ABB Ltd pays cash dividends, if any, in Swiss francs (subject to the exception for certain shareholders in Sweden described below), exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion of those cash dividends by Citibank, N.A., the depositary, in accordance with the Deposit Agreement.

For shareholders who are residents of Sweden, ABB has established a dividend access facility (for up to 600,004,716 shares). With respect to any annual dividend payment for which this facility is made available, shareholders who register with Euroclear may elect to receive the dividend from ABB Norden Holding AB in Swedish krona (in an amount equivalent to the dividend paid in Swiss francs) without deduction of Swiss withholding tax. For further information on the dividend access facility, see ABB’s Articles of Incorporation.

Transfer of Shares

The transfer of shares is effected by corresponding entry in the books of a bank or depository institution. An acquirer of shares must file a share registration form in order to be registered in ABB Ltd’s share register as a shareholder with voting rights. Failing such registration, the acquirer will not be able to participate in or vote at shareholders’ meetings, but will be entitled to dividends, pre‑emptive and advanced subscription rights, and liquidation proceeds.

An acquirer of shares will be recorded in ABB Ltd’s share register with voting rights upon disclosure of its name and address. However, ABB Ltd may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights. A person failing to declare in its registration application that it holds shares for its own account (a nominee), will be entered in the share register with voting rights, provided that such nominee has entered into an agreement with ABB concerning its status, and further provided that the nominee is subject to recognized bank or financial market supervision.

After having given the registered shareholder or nominee the right to be heard, the Board of Directors may cancel registrations in the share register retroactive to the date of registration if such registrations were made on the basis of incorrect information. The relevant shareholder or nominee will be informed promptly as to the cancellation. The Board of Directors will oversee the details and issue the instructions necessary for compliance with the preceding regulations. In special cases, it may grant exemptions from the rule concerning nominees.

Acquirers of registered shares who have chosen to have their shares registered in the share register with Euroclear Sweden AB are not requested to file a share registration form or declare that they have acquired the shares in their own name and for their own account in order to be registered as a shareholder with voting rights. However, in order to be entitled to vote at a shareholders’ meeting those acquirers need to be entered in the Euroclear Sweden AB share register in their own name no later than six business days prior to the shareholders’ meeting. Holders of such shares are also able to attend shareholders’ meetings. Uncertificated shares registered with Euroclear Sweden AB may be pledged in accordance with Swedish law.

Except as described in this subsection, neither the Swiss Code of Obligations nor ABB Ltd’s Articles of Incorporation limit any right to own ABB Ltd’s shares, or any rights of non‑resident or foreign shareholders to exercise voting rights of ABB Ltd’s shares.

Pre‑emptive Rights

Shareholders of a Swiss corporation have certain pre‑emptive rights to subscribe for new shares issued in connection with capital increases in proportion to the nominal amount of their shares held. A resolution adopted at a shareholders’ meeting with a supermajority of two‑thirds of the shares represented may, however, repeal, limit or suspend (or authorize the board of directors to repeal, limit or suspend) pre‑emptive rights for cause. Cause includes an acquisition of a business or a part thereof, an acquisition of a participation in a company or the grant of shares to employees. In addition, based on Article 4bis para. 1 and para. 4 of ABB Ltd’s Articles of Incorporation, pre‑emptive rights of the shareholders are excluded in connection with the issuance of convertible or warrant‑bearing bonds or other financial market instruments, shares to employees of ABB issued out of ABB Ltd’s contingent share capital or the grant of warrant rights to shareholders, or may be restricted or denied by the Board of Directors of ABB Ltd under certain circumstances as set forth in Article 4ter of ABB Ltd’s Articles of Incorporation.

Advance Subscription Rights

Shareholders of a Swiss corporation may have an advance subscription right with respect to bonds and other instruments issued in connection with options or conversion rights for shares if such option or conversion rights are based on the corporation’s conditional capital. However, the shareholders’ meeting can, with a supermajority of two‑thirds of the shares represented at the meeting, exclude or restrict (or authorize the board of directors to exclude or restrict) such advance subscription rights for cause.

Repurchase of Shares

Swiss law limits a corporation’s ability to repurchase or hold its own shares. ABB Ltd and its subsidiaries may only repurchase shares if ABB Ltd has sufficient freely distributable reserves to pay the purchase price, and the aggregate nominal value of such shares does not exceed 10 percent of ABB Ltd’s total share capital. Furthermore, ABB Ltd must create a special reserve on its balance sheet in the amount of the purchase price of the acquired shares. Such shares held by ABB Ltd or its subsidiaries do not carry any rights to vote at shareholders’ meetings, but are entitled to the economic benefits applicable to the shares generally and are considered to be “outstanding” under Swiss law.

Notices

Written communication by ABB Ltd to its shareholders will be sent by ordinary mail to the last address of the shareholder or authorized recipient entered in the share register. To the extent that personal notification is not mandated by law, all communications to the shareholders are validly made by publication in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt). To the extent required by the listing rules of the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange, or the New York Stock Exchange, notices will be published in accordance with the rules of those exchanges. All such shareholder notices will also be published on ABB’s website.

Duration, Liquidation and Merger

The duration of ABB Ltd as a legal entity is unlimited. It may be dissolved at any time by a shareholders’ resolution which must be approved by a supermajority of two‑thirds of the shares represented at the general meeting of shareholders (this supermajority requirement applies in the event of a dissolution by way of liquidation or a merger where ABB Ltd is not the surviving entity). Dissolution by court order is possible if it becomes bankrupt or if holders of at least 10 percent of its share capital registered in the commercial register can establish cause for dissolution.

Under Swiss law, any surplus arising out of a liquidation of a corporation (after the settlement of all claims of all creditors) is distributed to the shareholders in proportion to the paid‑up par value of shares held, but this surplus is subject to Swiss withholding tax of 35 percent.

Disclosure of Major Shareholders

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who directly or indirectly acquire or sell shares of a listed Swiss corporation or rights based thereon and thereby reach, exceed or fall below the thresholds of 3 percent, 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 33 1/3 percent, 50 percent or 66 2/3 percent of the voting rights of the corporation must notify the corporation and the exchange(s) in Switzerland on which such shares are listed of such holdings in writing within four trading days, whether or not the voting rights can be exercised. Following receipt of such a notification, the corporation must inform the public within two trading days.

An additional disclosure requirement exists under the Swiss Code of Obligations, according to which ABB Ltd must disclose individual shareholders and groups of shareholders acting in concert and their shareholdings if they hold more than 5 percent of all voting rights and ABB Ltd knows or has reason to know of such major shareholders. Such disclosures must be made once a year in the notes to the financial statements as published in its annual report.

Mandatory Offering Rules

Under the Swiss Financial Market Infrastructure Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3 percent of the voting rights (whether exercisable or not) of a listed Swiss company have to submit a takeover bid to all remaining shareholders unless the articles of incorporation of the company provide for an alteration of this obligation. ABB Ltd’s Articles of Incorporation do not provide for any alterations of the acquiror’s obligations under the Swiss Financial Market Infrastructure Act. The mandatory offer obligation may be waived under certain circumstances, for example if another shareholder owns a higher percentage of voting rights than the acquiror. A waiver from the mandatory bid rules may be granted by the Swiss Takeover Board. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Financial Market Infrastructure Act and the implementing ordinances.

Other than the rules discussed in this section and in the section above entitled “—Duration, Liquidation and Merger” and as disclosed from time to time in our Annual Report on Form 20-F with respect to Shareholders’ Meetings (which reflect mandatory provisions of Swiss law), no provision of ABB Ltd’s Articles of Incorporation would operate only with respect to a merger, acquisition or corporate restructuring of ABB (or any of its subsidiaries) and have the effect of delaying, deferring or preventing a change in control of ABB.

Cancellation of Remaining Equity Securities

Under Swiss law, any offeror who has made a tender offer for the shares of a Swiss target company and who, as a result of such offer, holds more than 98 percent of the voting rights of the target company, may petition the court to cancel the remaining equity securities. The corresponding petition must be filed against the target company within three months after the lapse of the offer period. The remaining shareholders may join in the proceedings. If the court orders cancellation of the remaining equity securities, the target company will reissue the equity securities and deliver such securities to the offeror against performance of the offer for the benefit of the holders of the cancelled equity securities.

American Depositary Shares

American Depositary Shares

The Company’s American Depositary Shares (each representing one registered share of ABB Ltd) are referred to as “ADSs”. Citibank, N.A. is the depositary bank (the “Depositary”) of the Company’s ADS program and its principal executive office is 388 Greenwich Street, New York, New York 10013.

Voting the Deposited Securities

Holders generally have the right under the Deposit Agreement to instruct the Depositary to vote the number of deposited shares represented by their ADSs. At the Company’s request, the Depositary will distribute to holders as of a specified record date a notice of meeting or solicitation of consent or proxies together with information explaining how to instruct the Depositary to exercise the voting rights of the shares represented by ADSs. Upon the timely receipt of voting instructions from a holder of ADSs as of the specified record date in the manner specified by the Depositary, the Depositary must endeavor, insofar as practicable and permitted under applicable law and the provisions of the Articles of Incorporation of the Company and the provisions of the shares, to vote, or cause Citibank, N.A. – Zurich (the “Custodian”) to vote, the shares represented by such holder’s ADSs in accordance with such instructions.

If the Depositary timely receives voting instructions from a holder that fail to specify the manner in which the Depositary is to vote the shares represented by such holder’s ADSs, the Depositary will deem such holder (unless otherwise specified in the notice distributed to holders) to have instructed the Depositary to vote in favor of the proposals of the Board in respect of the items set forth on the agenda for the relevant meeting. Shares represented by ADSs for which no timely voting instructions are received by the Depositary from the holder will not be voted. Notwithstanding the foregoing, if the Depositary receives a request from the Company less than 30 days but at least 10 days prior to a meeting or proxy or consent solicitation, the Depositary, subject to certain conditions, must distribute to holders as of the specified record date an information statement which describes for such holders the matters to be voted on at such meeting. Under these circumstances, the Depositary will not be responsible for the inability of any holder to exercise its right to vote.

Distributions of Cash

Whenever the Depositary receives confirmation from the Custodian of receipt of any cash dividend or other cash distribution on any shares, or receives proceeds from the sale of any shares or of any entitlements held in respect of shares under the terms of the Deposit Agreement, the Depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to holders entitled thereof as of a specified record date in proportion to the number of ADSs held as of such record date. The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. The Depositary must distribute only such amount, however, as can be distributed without attributing to any holder a fraction of one cent, and any balance not so distributable must be held by the Depositary (without liability for interest thereon) and must be added to and become part of the next sum received by the Depositary for distribution to holders of ADSs then outstanding at the time of the next distribution. Alternatively, the funds that the Depositary holds must be escheated as unclaimed property in accordance with applicable law.

Distributions of Shares

If any distribution upon any deposited shares consists of a dividend in, or free distribution of, shares, the Company must cause such shares to be deposited with the Custodian and registered, as the case may be, in the name of the Depositary, the Custodian or their respective nominees. Upon receipt of confirmation of such deposit from the Custodian, the Depositary must, subject to and in accordance with the Deposit Agreement, distribute to the holders as of a specified record date in proportion to the number of ADSs held as of such date, additional ADSs, which represent in aggregate the number of shares received as such dividend, or free distribution, subject to the terms of the Deposit Agreement. If additional ADSs are not so distributed, each ADS issued and outstanding after the specified record date must, to the extent permissible by law, also represent the additional integral number of shares distributed upon the shares represented thereby.

The distribution of shares or the modification of the ADS-to-share ratio upon a distribution of shares will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement.  Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

Elective Distributions in Cash or Shares

Whenever the Company intends to distribute a dividend payable at the election of the holders either in cash or in additional shares, the Company must give prior notice thereof to the Depositary and will indicate whether the Company wishes the elective distribution to be made available to holders of ADSs. In such case, the Company will assist the Depositary in determining whether such distribution is lawful and reasonably practicable and the means by which such elective distribution can be made available. The Depositary will make the election available to the holders only if it is reasonably practicable and the Company has provided all documentation contemplated in the Deposit Agreement. In such case, the Depositary will establish procedures to enable the holders to elect to receive either cash or additional ADSs, in each case as described in the Deposit Agreement.

Distribution of Rights to Purchase Additional Shares

Whenever the Company intends to distribute to holders rights to subscribe for additional shares, the Company must promptly give notice thereof to the Depositary stating whether or not it wishes such rights to be made available to holders of ADSs. Upon the timely receipt of the Company's notice indicating that the Company wishes such rights to be made available to holders of ADSs, the Depositary must consult with the Company to determine, and the Company must assist the Depositary in its determination, whether it is lawful and reasonably practicable to make such rights available to the holders and the means of making such rights available to the holders. The Depositary will establish procedures to distribute rights to purchase additional ADSs to holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if the Company provides all of the documentation contemplated in the Deposit Agreement (such as opinions to address the lawfulness of the transaction). Holders may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of the holders’ rights. The Depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase shares other than in the form of ADSs. The Depositary will not distribute rights to a holder if the Company does not timely request that the rights be distributed to the holder or the Company requests that the rights not be distributed to the holder; or if the Company fails to deliver satisfactory documents to the Depositary, or it is not reasonably practicable to distribute the rights. The Depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse.

Notices and Reports

The Depositary will, at the expense of the Company, make available a copy of any notices, reports or communications issued by the Company and delivered to the Depositary for inspection by the holders of the receipts evidencing the ADSs representing such shares governed by such provisions at the Depositary's principal office, at the office of the Custodian and at any other designated transfer office.

Changes Affecting Deposited Securities

                The shares held on deposit for holders’ ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company. If any such change were to occur, the holders’ ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the shares held on deposit. The Depositary may in such circumstances deliver new ADSs to the holders, amend the Deposit Agreement, the receipts, and the applicable registration statement(s) on Form F-6, call for the exchange of the holders’ existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the shares. If the Depositary may not lawfully distribute such property to the holders, the Depositary may sell such property and distribute the net proceeds to the holders as in the case of a cash distribution.

Amendment or Termination of Deposit Agreement

The Company may agree with the Depositary to modify the Deposit Agreement without the prior written consent of the holders or beneficial owners. The Company will give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the Deposit Agreement. The Company does not consider to be materially prejudicial to the holders’ substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act of 1933, as amended (the “Securities Act”) or to be eligible for book-entry settlement, in each case, without imposing or increasing the fees and charges holders are required to pay. In addition, the Company may not be able to provide the holders with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law. Holders will be bound by modifications to the Deposit Agreement if they continue to hold ADSs after the modifications to the Deposit Agreement become effective. The Deposit Agreement cannot be amended to prevent a holder from withdrawing the shares represented by its ADSs (except as permitted by law). The Company has the right to direct the Depositary to terminate the Deposit Agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the Deposit Agreement. In either case, the Depositary must give notice to the holders at least 30 days before termination. Until termination, the holders’ rights under the Deposit Agreement will be unaffected.

                After termination, the Depositary will continue to collect dividends and other distributions received (but will not distribute any such property until holders request the cancellation of their ADSs) and may sell the securities held on deposit. After the sale, the Depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the Depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Inspection of Books and Records

The Depositary (or any bank or trust company appointed by the Depository in accordance with the Deposit Agreement, the “registrar”) must keep books for the registration of issuances and transfers of receipts, which at all reasonable times must be open for inspection by the Company and by the holders of such receipts, provided that such inspection must not be, to the registrar’s knowledge, for the purpose of communicating with holders of such receipts in the interest of a business or object other than the business of the Company or other than a matter related to the Deposit Agreement or the receipts. The registrar may close the transfer books with respect to the receipts, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties under the Deposit Agreement, or at the reasonable written request of the Company subject, in all cases, to the terms of the Deposit Agreement.

Transfer, Combination and Split Up of Receipts

Holders will be entitled to transfer, combine or split up receipts and the shares evidenced thereby. For transfers of receipts, holders will have to surrender the receipt to be transferred to the Depositary and also must:

•          ensure that the surrendered receipt is properly endorsed or otherwise in proper form for transfer;

•          provide such proof of identity and genuineness of signatures as the Depositary deems appropriate;

•          provide any transfer stamps required by the State of New York or the United States; and

•          pay all applicable fees, charges, expenses, taxes and other government charges payable by holders pursuant to the terms of the Deposit Agreement, upon the transfer of receipts.

To have receipts either combined or split up, holders must surrender the receipts in question to the Depositary with a request to have them combined or split up, and must pay all applicable fees, charges and expenses payable by receipt holders, pursuant to the terms of the Deposit Agreement, upon a combination or split up of receipts.

Withdrawal of Shares Upon Cancellation of ADSs

Holders are entitled to present ADSs to the Depositary for cancellation and then receive the corresponding number of underlying shares at the Custodian's offices. A holder’s ability to withdraw the shares held in respect of the ADSs may be limited by Swiss law considerations applicable at the time of withdrawal. In order to withdraw the shares represented by ADSs, a holder will be required to pay to the Depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the shares. Holders assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the Deposit Agreement.

The Depositary may ask a holder to provide proof of identity and genuineness of any signature and such other documents as the Depositary may deem appropriate before it will cancel ADSs. The withdrawal of the shares represented by the ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations. The Depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

A holder will have the right to withdraw the securities represented by ADSs at any time except as a result of:

•          temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) shares are immobilized on account of a shareholders' meeting or a payment of dividends;

•          obligations to pay fees, taxes and similar charges; and/or

•          restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

Limitation on Liability

The Deposit Agreement limits the Company’s obligations and the Depositary’s obligations to holders. Specifically:

•          The Company and the Depositary are obligated only to take the actions specifically stated in the Deposit Agreement without negligence or bad faith.

•          The Depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Deposit Agreement.

•          The Depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to holders on the Company’s behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in shares, for the validity or worth of the shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the Deposit Agreement, for the timeliness of any of the Company’s notices or for its failure to give notice.

•          The Company and the Depositary will not be obligated to perform any act that is inconsistent with the terms of the Deposit Agreement.

•          The Company and the Depositary disclaim any liability if the Company or the Depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement, by reason of any provision, present or future of any law or regulation of the United States, Switzerland, or any other country, or by reason of present or future provision of any provision of the Company’s Articles of Incorporation, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond the Company’s control.

•          The Company and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in the Company’s Articles of Incorporation or in any provisions of or governing the securities on deposit.

•          The Company and the Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•          The Company and the Depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of shares but is not, under the terms of the Deposit Agreement, made available to holders of ADSs.

•          The Company and the Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•          The Company and the Depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the Deposit Agreement.

•          No disclaimer of any Securities Act liability is intended by any provision of the Deposit Agreement.